UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 1, 2021

Aspirational Consumer Lifestyle Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39541	98-1557048
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

#18-07/12 Great World City
Singapore	237994
(Address of principal executive offices)	(Zip Code)

+65 6672 7605

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	ASPL.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	ASPL	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	ASPL WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

 Item 1.01 Entry into a Material Definitive Agreement.

On February 1, 2021, Aspirational Consumer Lifestyle Corp., a Cayman Islands exempted company (“ASPL”), announced that it entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Wheels Up Partners Holdings LLC, a Delaware limited liability company (“Wheels Up”), KittyHawk Merger Sub LLC, a Delaware limited liability corporation and a direct wholly owned subsidiary of ASPL (“Merger Sub”), Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of ASPL (“Blocker Sub”), the Blocker Merger Subs (as defined in the Merger Agreement) and the Blockers (as defined in the Merger Agreement).

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:

(i) prior to the closing of the transactions contemplated by the Merger Agreement (the “Closing”), ASPL will domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and the Cayman Islands Companies Law (2020 Revision) (the “Domestication”);

(ii) at the Closing, upon the terms and subject to the conditions of the Merger Agreement, in accordance with the DGCL, (x) each of the Blocker Merger Subs will merge with and into the respective Blockers, the separate corporate existence of each Blocker Merger Sub will cease and each Blocker will survive as a wholly owned subsidiary of ASPL, (y) the surviving Blocker entities will thereafter merge with and into Blocker Sub, the separate corporate existence of each Blocker will cease and Blocker Sub will be the surviving entity and (z) Merger Sub will thereafter merge with and into Wheels Up, the separate corporate existence of Merger Sub will cease and Wheels Up will survive as a subsidiary of ASPL (collectively, the “Mergers”);

(iii) upon consummation of the Mergers, and subject to the adjustments provided in the Merger Agreement, all of the equity interests of Wheels Up will be converted into the right to receive an aggregate number of shares of Class A common stock, par value $0.0001 per share, of ASPL (after the Domestication) (the “ASPL Class A Common Stock”) equal to the quotient obtained by dividing (x) $1,855,000,000 by (y) $10.00, in addition to a number of shares that may be issued post-Closing if Wheels Up options were to be cash exercised and due to conversion of Wheels Up profits interests;

(iv) upon consummation of the Mergers, existing Wheels Up equityholders will have the right to receive up to an aggregate of 9,000,000 additional shares of ASPL Class A Common Stock in three equal tranches which are issuable upon the achievement of share price thresholds for ASPL Class A Common Stock of $12.50, $15.00 and $17.50, respectively, as set forth in the Merger Agreement; and

(v) upon the consummation of the Merger, the ASPL will be renamed “Wheels Up Experience Inc.” The Closing is subject to the satisfaction or waiver of certain closing conditions contained in the Merger Agreement, including the approval of ASPL’s shareholders and Wheels Up’s equityholders.

On February 1, 2021, ASPL also announced that, concurrently with the execution of the Merger Agreement, it entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”) pursuant to which, on the terms and subject to the conditions therein, the PIPE Investors have collectively subscribed for 55,000,000 shares of ASPL Class A Common Stock for an aggregate purchase price equal to $550,000,000 (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the Closing, subject to the terms and conditions contemplated by the Subscription Agreements.

On February 1, 2021, ASPL also entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), by and among ASPL, Aspirational Consumer Lifestyle Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), Wheels Up and the other parties thereto, pursuant to which the Sponsor and each director of ASPL agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby and not to redeem their shares in ASPL in connection therewith, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. In addition, ASPL has entered into a Equityholder Support Agreement (the “Equityholder Support Agreement”) by and among ASPL, Wheels Up and certain equityholders of Wheels Up (the “Key Company Equityholders”), pursuant to which the Key Company Equityholders have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Equityholder Support Agreement.

A copy of the Merger Agreement, the form of the Subscription Agreements, the Sponsor Support Agreement and the Equityholder Support Agreement will be filed by amendment on Form 8-K/A to this Current Report within four business days of the date hereof as Exhibits 2.1, 10.1, 10.2 and 10.3, respectively, and the foregoing description of each of the Merger Agreement, Subscription Agreements, Sponsor Support Agreement and Equityholder Support Agreement is qualified in its entirety by reference thereto.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment is incorporated by reference in this Item 3.02. The shares of ASPL Class A Common Stock to be issued in connection with the PIPE Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure

On February 1, 2021, ASPL and Wheels Up issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement and the PIPE Investment. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the investor presentation dated February 1, 2021, for use by ASPL in meetings with certain of its shareholders as well as other persons with respect to ASPL’s proposed transaction with Wheels Up, as described in this Current Report on Form 8-K.

The foregoing, including the information presented in Exhibit 99.1 and Exhibit 99.2, is being furnished pursuant to Item 7.01 and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of ASPL under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including the information presented in Exhibit 99.1 and Exhibit 99.2, that is provided solely in connection with Regulation FD.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between ASPL and Wheels Up. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ASPL intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of ASPL, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all ASPL shareholders. ASPL also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of ASPL are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ASPL through the website maintained by the SEC at www.sec.gov.

The documents filed by ASPL with the SEC also may be obtained free of charge at ASPL’s website at https://www.aspconsumer.com or upon written request to #18-07/12 Great World City, Singapore 237994.

Participants in Solicitation

ASPL and Wheels Up and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ASPL’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of ASPL and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ASPL and Wheels Up. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of ASPL’s securities, (ii) the risk that the transaction may not be completed by ASPL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ASPL, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of ASPL, the satisfaction of the minimum trust account amount following redemptions by ASPL’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Wheels Up’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Wheels Up and potential difficulties in Wheels Up employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Wheels Up or against ASPL related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of the ASPL’s securities a national securities exchange, (xi) the price of ASPL’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ASPL plans to operate or Wheels Up operates, variations in operating performance across competitors, changes in laws and regulations affecting ASPL’s or Wheels Up’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ASPL’s registration statement on Form S-1 (File No. 333-248592), the registration statement on Form S-4 discussed above and other documents filed by ASPL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ASPL and Wheels Up assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ASPL nor Wheels Up gives any assurance that either ASPL or Wheels Up or the combined company will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Joint Press Release, dated as of February 1, 2021.
99.2	Investor Presentation, dated as of February 1, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aspirational Consumer Lifestyle Corp.

Date: February 1, 2021	By:	/s/ Ravi Thakran
		Name:	Ravi Thakran
		Title:	Chief Executive Officer and Chairman